The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 7, 2016

Pricing Supplement No. To prospectus dated February 19, 2016, prospectus supplement dated February 19, 2016 and product supplement no. 2a-I dated November 7, 2014	Registration Statement No. 333-199966 Dated March , 2016 Rule 424(b)(2)

Structured Investments	$ Range Accrual Notes Linked to a WTI Crude Oil Futures Contract due March 17, 2017

General

•	The notes are designed for investors who seek a contingent interest payment linked to the Contract Price of the first nearby month (or, in some circumstances, the second nearby month) futures contract on WTI crude oil, stated in U.S. dollars per barrel, as made public by the New York Mercantile Exchange (the “NYMEX”) (the “Commodity Futures Contract”), while seeking the return of at least 80% of their principal at maturity, subject to the credit risk of JPMorgan Chase & Co. Interest will accrue at the applicable Interest Factor only on Valuation Dates with respect to which the Contract Price is greater than or equal to the Lower Barrier Price of 75% of the Contract Price on the Pricing Date and less than or equal to the Upper Barrier Price of at least 113.55% of the Contract Price on the Pricing Date.

•	The notes are linked to the Contract Price of the Commodity Futures Contract, as described below. See “Selected Purchase Considerations — Return Dependent on the Contract Price of a WTI Crude Oil Futures Contract” and “Selected Risk Considerations — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices” in this pricing supplement for more information.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 17, 2017.† Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Commodity Futures Contract:	The Interest Payment is linked to the first nearby month futures contract for WTI crude oil (Bloomberg symbol “CL1”) traded on the NYMEX or, in some circumstances, the second nearby month futures contract for WTI crude oil (Bloomberg symbol “CL2”) traded on the NYMEX, as described in “Additional Key Terms — Contract Price” in this pricing supplement.
Payment at Maturity:

At maturity you will receive a cash payment for each $1,000 principal amount note of $800 plus the Interest Payment, if any.

If the Accrual Provision is satisfied on fewer than 50% of the Valuation Dates, you will receive less than 100% of your principal amount at maturity, and you may lose up to 20% of your principal amount at maturity.

Interest Payment:

For each $1,000 principal amount note, the Interest Payment will be calculated as follows:

$1,000 × Interest Rate

If the Accrual Provision is not satisfied on each Valuation Date, the Interest Payment will be $0.00.

Interest Rate:

The Interest Rate is calculated as follows:

“Variable Days” is the actual number of Valuation Dates on which the Accrual Provision is satisfied, and “Actual Days” is the actual number of Valuation Dates.

The Interest Rate may be less than the Interest Factor. The Interest Rate will depend on the number of Valuation Dates on which the Accrual Provision is satisfied and may be zero.

Interest Factor:	40.00%
Pricing Date:	On or about March 11, 2016
Original Issue Date (Settlement Date)	On or about March 16, 2016
Valuation Dates†:	Each trading day from but excluding the Pricing Date to and including March 14, 2017
Maturity Date†:	March 17, 2017
Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.
†	Subject to postponement in the event of certain disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 2a-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement no. 2a-I and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 2a-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-79 of the accompanying product supplement no. 2a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $975.60 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

March , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated February 19, 2016 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

When you read the product supplement, note that all references to the prospectus dated November 7, 2014, or to any sections therein, should refer instead to the prospectus dated February 19, 2016, or to the corresponding sections of that prospectus, and all references to the prospectus supplement dated November 7, 2014, or to any sections therein, should refer instead to the prospectus supplement dated February 19, 2016, or to the corresponding sections of that prospectus supplement. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008404/e61363_424b2.pdf

•	Prospectus supplement and prospectus, each dated February 19, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316011251/crt_dp63599-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Accrual Provision:	The Accrual Provision will be satisfied on each Valuation Date on which the Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price. If the Contract Price on any Valuation Date is less than the Lower Barrier Price or greater than the Upper Barrier Price, the Accrual Provision will not be satisfied on that Valuation Date.
Lower Barrier Price:	75% of the Initial Contract Price
Upper Barrier Price:	At least 113.55% of the Initial Contract Price. The actual Upper Barrier Price will be provided in the final pricing supplement and will not be less than 113.55% of the Initial Contract Price.
Initial Contract Price:	The Contract Price on the Pricing Date
Contract Price:	On any trading day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg symbol: “CL1” <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg symbol: “CL2” <Comdty>) on such trading day
CUSIP:	48125U3A8

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement no. 2a-I.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	PS-1
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

Hypothetical Examples of Amount Payable at Maturity

The following table and examples illustrate the hypothetical Interest Rate, Interest Payment and payment at maturity on the notes depending on the number of Valuation Dates on which the Accrual Provision is satisfied (each such Valuation Date, an “Accrued Valuation Date”). The following table assumes that there are 250 Valuation Dates and reflect the Interest Factor of 40.00%. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual Interest Rate and payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Number of Accrued Valuation Dates	Interest Rate	Interest Payment	Total Payment at Maturity
250	40.00%	$400.00	$1,200.00
225	38.00%	$380.00	$1,160.00
200	32.00%	$320.00	$1,120.00
175	28.00%	$280.00	$1,080.00
150	24.00%	$240.00	$1,040.00
125	20.00%	$200.00	$1,000.00
100	16.00%	$160.00	$960.00
75	12.00%	$120.00	$920.00
50	8.00%	$80.00	$880.00
25	4.00%	$40.00	$840.00
0	0.00%	$0.00	$800.00

Example 1: The Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price on 200 Valuation Dates. Because the Accrual Provision is satisfied on 200 Valuation Dates and the Interest Factor is 40.00%, the Interest Rate is 32.00%, calculated as follows:

40.00% × ( 200 / 250 ) = 32.00%

Accordingly, the investor receives a payment of $1,120 per $1,000 principal amount note at maturity, calculated as follows:

$800 + ($1,000 × 32.00%) = $1,120

Example 2: The Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price on 100 Valuation Dates. Because the Accrual Provision is satisfied for 100 Valuation Dates and the Interest Factor is 40.00%, the Interest Rate is 16.00%, calculated as follows:

40.00% × ( 100 / 250 ) = 16.00%

Accordingly, the investor receives a payment of $960 per $1,000 principal amount note at maturity, calculated as follows:

$800 + ($1,000 × 16.00%) = $960

Example 2: The Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price on no Valuation Date. Because the Accrual Provision is not satisfied on any Valuation Date, the Interest Rate is 0.00%, calculated as follows:

40.00% × ( 0 / 250 ) = 0.00%

Accordingly, the investor receives a payment of $800 per $1,000 principal amount note at maturity, calculated as follows:

$800 + ($1,000 × 0.00%) = $800

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-2
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

Selected Purchase Considerations

•	POTENTIAL PRESERVATION OF 80% OF YOUR PRINCIPAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least 80% of your principal amount if you hold the notes to maturity, regardless of whether the Accrual Provision is satisfied on any Valuation Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	CONTINGENT SINGLE INTEREST PAYMENT — The notes offer a single Interest Payment at maturity at an Interest Rate that is not final on the Pricing Date. Interest will accrue at a rate equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days, where “Variable Days” is the actual number of Valuation Dates on which the Accrual Provision is satisfied, and “Actual Days” is the actual number of Valuation Days. The Accrual Provision is satisfied on each Valuation Date on which the Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price. Accordingly, the Interest Rate may be less than the Interest Factor. The Interest Rate will depend on the number of Valuation Dates on which the Accrual Provision is satisfied and may be zero. The Interest Payment, if any, will be payable on the Maturity Date.

•	CAPPED APPRECIATION POTENTIAL — If the Accrual Provision is satisfied on every Valuation Date, you will receive a total payment at maturity of $1,200 for each $1,000 principal amount note, which represents the maximum payment on the notes. The actual payment at maturity may be less than $1,200 for each $1,000 principal amount note, depending on the actual number of Valuation Dates on which the Accrual Provision is satisfied.

•	RETURN DEPENDENT ON THE CONTRACT PRICE OF A WTI CRUDE OIL FUTURES CONTRACT — The return on the notes is dependent on the official settlement price on the NYMEX of the first nearby month (or, in some circumstances, the second nearby month) futures contract for WTI crude oil, stated in U.S. dollars per barrel, as made public by the NYMEX.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Notes Treated as Debt Instruments That Have a Term of More than One Year,” in the accompanying product supplement no. 2a-I. Notwithstanding that the notes do not provide for the full repayment of their principal amount at or prior to maturity, our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that it is reasonable to treat the notes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange, including the Interest Payment, if any, and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount of the Interest Payment is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Non-U.S. Holders — Tax Considerations.  Notwithstanding anything to the contrary in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement no. 2a-I, subject to the discussion of “FATCA” below, any income or gain from the notes should not be subject to U.S. federal income tax (including withholding tax) if you provide a properly completed applicable IRS Form W-8 and these amounts are not effectively connected with your conduct of a U.S. trade or business.

FATCA.  Withholding under legislation commonly referred to as “FATCA” may apply to the Interest Payment (if any) paid with respect to the notes.  Notwithstanding anything to the contrary in the accompanying product supplement no. 2a-I, under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds of a taxable disposition of the notes (other than the amount treated as interest).  You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on March 7, 2016 and we had determined the comparable yield on that date, it would have been an annual rate of 1.67%, compounded semiannually. The actual comparable yield that we will determine for the notes may be higher or lower than 1.67%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Interest Payment, if any, that we will pay on the notes.

JPMorgan Structured Investments —	PS-3
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to any of the foregoing. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2a-I.

•	THE NOTES MAY NOT PAY MORE THAN 80% OF THE PRINCIPAL AMOUNT AT MATURITY, suBJECT TO THE CREDIT RISK OF JPMORGAN CHASE & CO. — If the Accrual Provision is satisfied on fewer than 50% of the Valuation Dates, you will receive less than 100% of your principal amount at maturity, and you may lose up to 20% of your principal amount at maturity.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes is not fixed, but will vary depending on the number of Valuation Dates on which the Accrual Provision is satisfied, and whether the Accrual Provision is satisfied on any Valuation Date will depend on the daily fluctuations in the Contract Price. If the Accrual Provision is not satisfied on each Valuation Date, you will not receive any Interest Payment. Consequently, the return on the notes may be less than the return payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the price of the Commodity Futures Contract, the notes do not actually pay interest that tracks the return of the Commodity Futures Contract. You should consider, among other things, the overall effective annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

•	The interest rate on the notes is limited by the interest factor — The Interest Rate will be limited by the Interest Factor. Interest will accrue at a rate equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. As a result, the Interest Rate will never exceed the applicable Interest Factor.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF THE COMMODITY FUTURES CONTRACT — The appreciation potential of the notes is limited to the Interest Payment, if any, and only if the Interest Payment is greater than $200 for each $1,000 principal amount note, regardless of any appreciation in the value of the Commodity Futures Contract, which may be significant. You will not participate in any appreciation in the value of the Commodity Futures Contract. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Commodity Futures Contract during the term of the notes.

•	The interest rate on the notes is based on an Accrual Provision linked to the CONTRACT PRICE, which may result in an interest rate of zero — Although the maximum Interest Rate is based on the Interest Factor, for every Valuation Date on which the Accrual Provision is not satisfied, the Interest Rate will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any Valuation Date. The amount of interest you accrue on the notes may not increase even if the Contract Price increases. If the Accrual Provision on all Valuation Dates is not satisfied, the Interest Rate will be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over the term of the notes.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 2a-I for additional information about these risks.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or

JPMorgan Structured Investments —	PS-4
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Contract Price, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility in the Contract Price of the Commodity Futures Contract;

•	the time to maturity of the notes;

•	supply and demand trends for WTI crude oil and the Commodity Futures Contract;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement no. 2a-I for more information.

•	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — Commodity futures contracts are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may have a substantial adverse effect on the value of your notes. Additionally, under authority provided by the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission on November 5, 2013 proposed rules to establish position limits that will apply to 28 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits will apply to a person’s combined position in futures, options, and swaps on the same underlying commodity. The rules also would

JPMorgan Structured Investments —	PS-5
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

set new aggregation standards for purposes of these position limits and would specify the requirements for designated contract markets and swap execution facilitates to impose position limits on contracts traded on those markets. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes.  Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes.  See “ — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.

•	PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See “ — The Market Price of WTI Crude Oil Will Affect the Value of the Notes” below. The Contract Price of the Commodity Futures Contract is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•	THE MARKET PRICE OF WTI CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of WTI crude oil. The price of WTI crude oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

•	A DECISION BY THE NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT— If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on WTI crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price of the Commodity Futures Contract to decline significantly.

•	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The notes are linked to the Commodity Futures Contract, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

•	SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Commodity Futures Contract and not to a diverse basket of commodities or commodity futures contracts or a broad-based commodity index. The Contract Price of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to the price of a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.

JPMorgan Structured Investments —	PS-6
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

•	OWNING THE NOTES IS NOT THE SAME AS OWNING WTI CRUDE OIL FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased WTI crude oil futures contracts, or exchange-traded or over-the-counter instruments based on WTI crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE COMMODITY FUTURES CONTRACT, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Futures Contract and, therefore, the value of your notes.

•	WHETHER THE Accrual PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the Contract Price including, but not limited to:

•	changes in, or perceptions about, future Contract Prices;

•	general economic conditions; and

•	the factors described above under “—Secondary Market Prices Of The Notes Will Be Impacted By Many Economic And Market Factors.”

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	the method of determining the interest rate may not directly correlate with THE CONTRACT PRICE — The determination of the Interest Rate will be based, in part, on the Contract Price, but it will not directly correlate with the Contract Price. We will use the Contract Price on each Valuation Date to determine whether the Accrual Provision is satisfied on any Valuation Date.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.

JPMorgan Structured Investments —	PS-7
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 7, 2011 through March 4, 2016. The Contract Price on March 4, 2016 was $35.92. We obtained the Contract Prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical prices of the Commodity Futures Contract should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the Pricing Date or any Valuation Date. We cannot give you assurance that the performance of the Commodity Futures Contract will result in any positive interest payments or the return of your principal amount in excess of $800 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

JPMorgan Structured Investments —	PS-8
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Contract Price of a WTI Crude Oil Futures Contract” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-9
Range Accrual Notes Linked to a WTI Crude Oil Futures Contract